Policy Continuation Rider	In this rider “we”, “our” and “us” mean AXA Equitable Life Insurance Company. “You” and “your” mean the owner of the Policy.

IF THIS RIDER IS EXERCISED WHEN ALL CONDITIONS SPECIFIED BELOW ARE MET, THE POLICY WILL NOT LAPSE WHEN THE ACCOUNT VALUE LESS POLICY LOAN IS NOT SUFFICIENT TO COVER THE MONTHLY DEDUCTION CHARGES OF THE POLICY DUE TO LOAN INDEBTEDNESS. THE POLICY WILL THEN AUTOMATICALLY BECOME PAID UP LIFE INSURANCE.

Effective Date of this Rider. This rider is effective as of the Register Date of this policy. If this rider is added after issue of this policy, the effective date of this rider is shown on the Additional Benefits Rider to which it is attached. If you exercise this rider, its provisions will apply in lieu of any policy provisions to the contrary.

Policy Continuation Charge. There is no charge for this rider unless and until it is exercised. If this rider is exercised, there is a one-time charge. This charge is equal to the Policy Account Value on the date this rider is exercised multiplied by the Policy Continuation Charge Rate shown in the “Policy Information” section. This rate is based on the age of the insured person on the date this rider is exercised.

Notification of Policy Continuation. We will notify you within 15 days after the beginning of the policy month when all of the conditions listed below occur that you may exercise this rider.

Conditions For Exercise of Policy Continuation:

a)	the amount of any outstanding policy loan and accrued loan interest equals or exceeds the Policy Account Value multiplied by the Policy Continuation Trigger Percentage shown in the “Policy Information” section;

b)	the policy has been in force for at least 15 policy years;

c)	the insured person’s attained age is at least 75;

d)	the outstanding loan amount and accrued loan interest exceeds the current base policy face amount plus the current face amount of any Integrated Term Insurance Rider;

e)	the Death Benefit option then in effect is Option A;

f)	the policy is not then in a Grace Period;

g)	no current or future distribution from the policy will be required to maintain its qualification as life insurance under the Internal Revenue Code;

h)	there must be sufficient Net Policy Account Value to cover the Policy Continuation Charge described in this rider; and

i)	the policy must not be a Modified Endowment Contract as defined in section 7702A of the Internal Revenue Code of 1986 and exercising this rider must not cause the policy to become a Modified Endowment Contract.

Exercise of Policy Continuation. If you wish to exercise this rider at this time, you must respond in writing to our Administrative Office within 45 days after the date of the notice. If there is any amount remaining in the unloaned Policy Account in excess of the Policy Continuation Charge, we will treat your instruction to exercise this rider as a request for an additional loan equal to this excess amount. Such amount will then be distributed to you on the effective date of Policy Continuation. Once you exercise this rider, Policy Continuation will remain in effect during the lifetime of the insured person unless the policy is surrendered for its Net Cash Surrender Value.

If you do not respond to the notice to exercise this rider, the policy and the rider will continue according to their terms. You may still exercise this rider at some future time if the appropriate conditions are met; however, we will not send another notice of eligibility to exercise this rider and the policy may lapse.

Effective Date of Policy Continuation. Policy Continuation will take effect at the beginning of the policy month that coincides with or next follows the date we receive your instruction to exercise this rider. If the Net Policy Account Value at that time is not sufficient to cover the Policy Continuation Charge, you will be given 30 days to remit sufficient funds to cover any deficiency for this charge. If these funds are not received within that time, Policy Continuation will not take effect.

Effect of Policy Continuation. All other additional benefit riders (except any Integrated Term Insurance Rider) and endorsements will terminate when Policy Continuation takes effect. Thereafter:

a)	the policy will not lapse, with no further premiums required;

b)	loan interest will continue to be due on each policy anniversary. If the interest is not paid when due, it will be added to your outstanding loan;

c)	any payments received while the policy is on Policy Continuation will be applied as loan repayments and will be allocated to the unloaned portion of our GIA to the extent of any outstanding loan and accrued loan interest. Any excess will be refunded to you; and

d)	on each policy anniversary and any time you repay all of a policy loan, interest credited to the loaned portion of our GIA will be allocated to the unloaned portion of our GIA.

Prohibited Transactions. The following transactions will not be permitted when Policy Continuation is in effect:

a)	partial withdrawals;

b)	premium payments;

c)	changes in face amount or death benefit option;

d)	transfers or allocations out of our unloaned GIA even if the loan is fully repaid; and

e)	any other requested policy changes.

Death Benefit. When Policy Continuation is in effect, the death benefit of this policy including the death benefit of any Integrated Term Insurance Rider is the greatest of: (a) the Policy Account Value or the outstanding loan and accrued loan interest on the insured person’s date of death, whichever is greater, multiplied by a percentage shown in the Table of Percentages in the “Policy Information” section for the insured person’s age (nearest birthday) at the beginning of each policy year, (b) the outstanding loan and accrued loan interest on the insured person’s date of death plus $10,000, or (c) the current base policy face amount plus the current face amount of any Integrated Term Insurance Rider.

We will subtract the amount of any outstanding policy loan and accrued loan interest from the Insurance Benefit that we will pay, as described in “The Insurance Benefit We Pay” section of the policy.

When This Rider Will Terminate. This rider will terminate when this policy terminates.

Restoration. If this policy ends without value at the end of a Grace Period, this rider may be restored along with the policy in accordance with the conditions specified in the “Restoring Your Policy Benefits” provision of your policy.

How this Rider Relates to the Policy. This rider is a part of the policy. All provisions of the policy will continue to apply except as specifically modified by this rider. This rider has no cash or loan value.

Conformity With Interstate Insurance Product Regulation Commission Standards. This rider was approved under the authority of the Interstate Insurance Product Regulation Commission and issued under the Commission standards. Any provision of this rider that on the provision’s effective date is in conflict with the Interstate Insurance Product Regulation Commission standards for this product type is hereby amended to conform to the Interstate Insurance Product Regulation Commission standards for this product type as of the provision’s effective date.

AXA EQUITABLE LIFE INSURANCE COMPANY

Mark Pearson,	Karen Field Hazin, Vice President,
[Chairman of the Board and Chief Executive Officer	Secretary and Associate General Counsel]